                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

     |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
            ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                   For the fiscal year ended December 24, 2000

             |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from _________ to _________.

                         Commission file number: 1-5837

                       THE MECHANICAL UNIONS SAVINGS TRUST
                              (Exact name of plan)

                             135 Morrissey Boulevard
                                  P.O. Box 2378
                              Boston, MA 02107-2378
                                (Address of plan)

                           THE NEW YORK TIMES COMPANY
                             (Exact name of issuer)

                               229 West 43d Street
                               New York, NY 10036
                (Address of issuer's principal executive office)

The following financial statements are included in this Report:

Report of independent public accountants, including:

            A statement of net assets available for plan benefits as of December 24, 2000, December 24, 1999 and December 24, 1998.

            Statement of changes in net assets available for plan benefits for each of the years ending December 24, 2000, December 24, 1999 and December 24, 1998.

            Notes to financial statements.

            Schedule I - Supplemental schedule of investments as of December 24, 2000.

            Schedule II - Supplemental schedule of reportable transactions for the year ended December 24, 2000.

Signatures

         The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        MECHANICAL UNIONS SAVINGS TRUST

                                        By    /s/  Richard Ford
                                           --------------------------------
                                                   Richard Ford
                                                   Administrative Trustee

Dated:   June 22, 2001

                         MECHANICAL UNIONS SAVINGS TRUST

                           FINANCIAL STATEMENTS AS OF
                                DECEMBER 24, 2000
                         TOGETHER WITH AUDITOR'S REPORT

                                TABLE OF CONTENTS

Independent Auditor's Report ............................ Page 1

Statements of Net Assets Available for Plan Benefits ....      2

Statements of Changes in Net Assets Available for
  Plan Benefits .........................................      3

Notes to Financial Statements ...........................  4 - 8

Schedule I - Supplemental Schedule of Investments .......      9

Schedule II - Supplemental Schedule of Reportable
  Transactions ..........................................     10

                                JAMES J. GARRITY
                           CERTIFIED PUBLIC ACCOUNTANT
                                  P.O. BOX 448
                               733 NEPONSET STREET
                          NORWOOD, MASSACHUSETTS 02062
                         (781) 769-5522 O (FAX) 769-4061

                          INDEPENDENT AUDITOR'S REPORT


To the Administrative Trustees of the
Mechanical Unions Savings Trust:

I have audited the accompanying statements of Net Assets Available for Plan Benefits of the Mechanical Unions Savings Trust (the Plan) as of December 24, 2000 and 1999 and 1998, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. My responsibility is to express an opinion on these financial statements and schedules based on my audits.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 24, 2000 and 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments, and reportable transactions, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ James J. Garrity, CPA
Norwood, Massachusetts
June 15,2001

                         MECHANICAL UNIONS SAVINGS TRUST

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                         December 24,  December 24,  December 24,
                                            2000           1999         1998
                                            ----           ----         ----
ASSETS:
 Investments, at contract or
   market value
      Putnam Investments
        Asset allocation -
         Balanced Fund                   $ 2,546,380          --            --
        OTC Emerging Growth Fund-Y         1,696,596          --            --
        International Growth
          Fund-Y                           1,151,380          --            --
        Investment Fund-Y                  5,412,209          --            --
        Growth Income Fund-Y              11,647,999          --            --
        Stable Value Fund                  8,270,671          --            --
        S&P 500 Index Fund                 6,308,404          --            --
      Janus Aggressive Growth Fund           370,028          --            --
      PIMCO Total Return Fund              1,289,150          --            --
      T. Rowe Price Mid Cap Fund             201,453          --            --
      MAS Small Cap Fund                      51,984          --            --
      Allmerica Financial
        Fixed Interest Fund                     --     $ 5,262,415   $ 7,576,807
        Growth Stock Fund                       --      13,956,020    11,353,508
        Diversified Bond Fund                   --         803,563       811,298
        Money Market Fund                       --       4,364,385     1,899,317
        Indexed Stock Fund                 8,115,439     6,650,804
        Government Securities
          Fund                                  --         464,021       502,822
        Balanced Fund                           --       2,897,194     3,714,642
        New York Times Stock
          Fund                               601,342       873,052       741,157
        Aggressive Growth Fund                  --       3,284,622     2,228,337
        Select International
          Equity Fund                           --       1,277,143       903,371
        Fidelity Advisor Equity
          Growth Fund                           --       7,619,357     4,741,131
                                         -----------   -----------   -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                               $39,547,596   $48,917,211   $41,123,194
                                         ===========   ===========   ===========




                     The accompanying notes are an integral
                       part of these financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS

                              For the years ended,

                                     December 24,    December 24,   December 24,
                                        2000            1999           1998
                                        ----            ----           ----
ADDITIONS TO NET ASSETS

Investment income
  Net realized/unrealized
   gains (losses)                    $ (1,878,733)   $  7,726,555   $  5,588,753
  Interest/dividend income                231,193         347,349        507,402
                                     ------------    ------------   ------------

                                       (1,647,540)      8,073,904      6,096,155
                                     ------------    ------------   ------------

Contributions
  Employer                                 62,990         227,825         63,700
  Employee                              3,599,475       3,989,417      4,314,469
                                     ------------    ------------   ------------

                                        3,662,465       4,217,242      4,378,169
                                     ------------    ------------   ------------

  Total Additions to Net Assets         2,014,925      12,291,146     10,474,324
                                     ------------    ------------   ------------

DEDUCTIONS FROM NET ASSETS

Participants distributions              3,125,288       4,443,586      2,574,868
Contractual and professional
  fees                                     34,566          53,543         44,796
Transfers to other plans                8,224,686            --             --
                                     ------------    ------------   ------------

  Total Deductions from Net
    Assets                             11,384,540       4,497,129      2,619,664
                                     ------------    ------------   ------------

     Net Increase (decrease)         $ (9,369,615)   $  7,794,017   $  7,854,660

NET ASSETS AVAILABLE FOR PLAN
  BENEFIT


  Beginning of year                    48,917,211      41,123,194     33,268,534
                                     ------------    ------------   ------------
  End of year                        $ 39,547,596    $ 48,917,211   $ 41,123,194
                                     ============    ============   ============


                     The accompanying notes are an integral
                       part of these financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST

                          NOTES TO FINANCIAL STATEMENTS

                                December 24, 2000

 NOTE A - DESCRIPTION OF THE PLAN

 The Mechanical Unions Savings Trust (the Plan) is a defined contribution plan established under the collective bargaining agreement between the Globe Newspaper Company, Wilson Tisdale Company (the Company) and nine Mechanical Unions. The Plan became effective on January 1, 1989, was last amended December 12, 1998 and is available to all employees of the participating unions who meet the eligibility requirements. It is intended that the Plan qualify under
 Section 401(k) of the Internal Revenue Code.

 The pension committee, comprised of the plan trustees, serves as the plan administrator. Three union representatives and three representatives of the company make up the plan trustees.

 The plan's assets are held by Putnam Investments at December 24, 2000 and by Allmerica Financial at December 24, 1999 and 1998.

 All expenses incurred in the administration of the Plan are paid by the participants.

 ELIGIBILITY

 To be eligible to participate in the Plan, an employee must be at least 21 years of age and a member of one of the nine Mechanical Unions participating in the Plan, and must have worked at least 1,000 hours during the previous 12-month period.

 CONTRIBUTIONS

 Participants may elect to contribute up to 20% of their total compensation per plan year. Employee contributions under the Plan are tax-deferred and subject to certain limitations, as defined under the plan agreement.

 PARTICIPANT ACCOUNTS

 Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         MECHANICAL UNIONS SAVINGS TRUST

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 24, 2000

 NOTE A - DESCRIPTION OF THE PLAN - (CONTINUED)

 INVESTMENTS

 The Plan's investments are stated at fair value as determined by quoted market prices except for its guaranteed investment contracts with Allmerica Financial which are stated at contract value.

 Plan participants may direct the investment of their account balances in any of the following twelve investment options:

 1.   Putnam OTC & Emerging Growth Fund
      Seeks capital appreciation by investing mainly in stocks of small to midsize emerging growth companies traded on the over-the- counter market and on national exchanges.

 2.   Janus Aspen Aggressive Growth Fund
      Seeks long-term growth of capital. The fund pursues its objective by investing primarily in common stocks selected for their growth potential and normally invests at least 50% of its equity assets in midsize companies.

3.    Small Cap Value Fund
      Seeks above-average total return over a market cycle of three to five years by investing primarily in common stocks and other equity securities with equity capitalizations in the range of companies included in the Russell 2000 index.

4.    Putnam International Growth Fund
      Seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.

5.    Putnam Investors Fund
      Seeks long-term growth of capital by investing mainly in blue-chip stocks
      - those large, well-established companies - selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

6.    T. Rowe Price Mid-Cap Value Fund
      Seeks long-term growth of capital by investing primarily in the common stocks of midsize companies believed to be undervalued. The fund's focus on mid-cap companies makes it potentially less risky than funds investing in faster growing small company stocks, but more risky than large company stock funds. However, the value approach to stock selection may help reduce overall volatility. The fund is intended for long-term investors who can accept the price fluctuations inherent in common stock investing.

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 24, 2000

  NOTE A - DESCRIPTION OF THE PLAN - (Continued)

  7.  Putnam S&P 500 Index Fund
      Seeks a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

  8.  The Putnam Fund for Growth and Income
      Seeks capital growth and current income by investing mainly in attractively priced stocks of mature companies that offer long-term growth potential while also providing income.

  9.  Putnam Asset Allocation: Balanced Portfolio
      Seeks total return. The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to reduce overall risk.

 10.  PIMCO Total Return Fund
      Seeks maximum total return that is consistent with preservation of capital and prudent investment management. The fund invests in a diversified portfolio of fixed-income instruments with an average duration that varies between three and six years.

 11.  MUST Stable Value Fund
      Seeks stability of principal by investing mainly in investment contracts or similar investments issued by insurance companies, banks, and similar financial institutions. To provide liquidity, a portion of the fund's assets is invested in high-quality money market instruments.

 12.  New York Times Stock Fund
      Under this option, your account seeks capital appreciation by investing in common stock of the New York Times. This investment account accepted no new contributions after October 1, 1993.

 VESTING

 Participants are 100% vested in their contributions and any earnings on their investment account balances.

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 24, 2000

 NOTE A - DESCRIPTION OF THE PLAN - (Continued)

 IN-SERVICE WITHDRAWALS

 A participant may withdraw his contributions prior to age 59-1/2 solely in the event of financial hardship. Determinations of financial hardship shall be made by the plan administrator based on the criteria listed in the plan agreement (conforming with Internal Revenue Service regulations). If a hardship withdrawal is taken the participant will be suspended from making salary savings contributions to this or any other plan maintained by his employer for one year. After age 59 1/2, even if still employed, a participant may request a withdrawal for any reason. Contributions to the plan are not required to be suspended in this situation.

 TERMINATION OF EMPLOYMENT

 If a participant terminates employment due to death, disability or retirement (as defined in the plan agreement), the account becomes 100% distributable. Distribution is made in a lump-sum payment equal to the value of the participant's account.

 PLAN AMENDMENT

 Effective for the fiscal year beginning January 1, 1998 the trustees have amended the plan by adopting a fiscal year ending December 24 and commencing December 25.

 NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING ISSUES

 CLASSIFICATION CHANGE

 A participant may transfer his account balance to another plan sponsored by the company if, upon a job classification change, the participant is no longer an eligible employee of the plan.

 BASIS OF ACCOUNTING

 The accompanying financial statements are prepared using the accrual basis of accounting. All investments are stated at market value or cost plus carrying value (contract value) for the guaranteed investment account. Contract value at December 24, 2000 and 1999 and 1998 approximates market value.

 USE OF ESTIMATES

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 24, 2000

 NOTE C - PLAN TERMINATION

 Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

 NOTE D - TAX STATUS

 The Plan obtained its latest determination letter on January 8, 1993, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code, and is, therefore, exempt from federal income taxes.

 NOTE E - EMPLOYER CONTRIBUTION

 Beginning in fiscal year 1997 the employer has agreed to make annual minimum contributions per participant to all participants eligible at the commencement of each plan fiscal years. Contributions in the amount of $62,990, $227,825 and $63,700 were made for the 2000-1999-1998 plan years respectively.

NOTE F - CHANGE OF INVESTMENT CUSTODIAN

On July 7, 2000, the Trustees transferred all investments to Putnam Investments. Investment alternatives and characterizations are substantially identical to the Allmerica Financial Group Annuity contract. Contemporaneously, certain participants (foremen) were transferred to another Company sponsored Plan. Total assets for these participants amounted to $8,224,686 at the date of transfer.

                                                                      SCHEDULE I

                         MECHANICAL UNION SAVINGS TRUST               04-1371160

                              SCHEDULE H LINE 4(i)

                     SCHEDULE OF ASSETS HELD AT END OF YEAR

                             AS OF DECEMBER 24, 2000

                    (b)                                       (c)                         (d)              (e)
(a)    Identity of issue, borrower,            Description of investment including        Cost           Current
         lessor, or similar party                maturity date, rate of interest,                         Value
                                                collateral, par or maturity value
       Janus Aggressive Growth Fund                       Mutual Fund                 $   370,028      $   370,028

       PIMCO Total Return Fund                            Mutual Fund                   1,289,150        1,289,150

       T Rowe Price Mid Cap Fund                          Mutual Fund                     201,453          201,453

       MAS Small Cap Value Fund                           Mutual Fund                      51,984           51,984

       Putnam Asset Allocation-Balanced                   Mutual Fund                   2,546,380        2,546,380
       Portfolio

       Putnam OTC & Emerging Growth Fund                  Mutual Fund                   1,696,596        1,696,596

       Putnam Int'l Growth Fund                           Mutual Fund                   1,151,380        1,151,380

       Putnam Investors Fund                              Mutual Fund                   5,412,209        5,412,209

       Putnam Fund for Growth and Income                  Mutual Fund                  11,647,999       11,647,999

       MUST Stable Value Fund                   Fixed Income Insurance Contracts        8,270,671        8,270,671

       Putnam S&P 500 Index Fund                          Mutual Fund                   6,308,404        6,308,404

       New York Times Stock                            Equity Securities                  601,342          601,342
                                                                                      -----------      -----------
                    TOTAL                                                             $39,547,596      $39,547,596
                                                                                      ===========      ===========

                     The accompanying notes are an integral
                       part of these financial statements.

                                                                     SCHEDULE II

                         MECHANICAL UNION SAVINGS TRUST               04-1371160

                              SCHEDULE H LINE 4(j)

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 24, 2000

   (a)                (b)                    (c)          (d)            (e)          (f)          (g)          (h)          (i)
Identity      Description of asset        Purchase   Selling price      Lease       Expense      Cost of      Current      Current
of party   (include interest rate and       price                       rental      incurred      asset       value of     value of
involved   maturity in case of a loan)                                                with                    asset on      asset
                                                                                     trans-                 transaction
                                                                                     action                     date
           Allmerica Financial                  --     $11,314,056          --           --    $11,314,056  $11,314,056         --
           Growth Stock Fund

           Putnam Fund for Growth &      $11,314,056          --            --           --           --           --    $11,314,056
           Income

           Allmerica Financial
           Indexed Stock Fund                   --       6,945,814          --           --      6,945,814    6,945,814         --

           Putnam S&P 500
           Index Fund                      6,945,814          --            --           --           --           --      6,945,814

           Allmerica Financial
           Balance  Fund                        --       2,452,306          --           --      2,452,306    2,452,306         --

           Putnam Asset Allocation
           Balanced Fund                   2,452,306          --            --           --           --           --      2,452,306

           Allmerica Financial Select
           Aggressive Growth                    --       2,964,075          --           --      2,964,075    2,964,075         --

           Putnam OTC and
           Emerging Growth Fund            2,964,075          --            --           --           --           --      2,964,075

           Allmerica Financial
           Fidelity                             --       6,570,751          --           --      6,570,751    6,570,751         --
           Advisor Equity Growth           6,570,751          --            --           --           --      6,570,751
                                         -----------   -----------                             -----------  -----------  -----------
           Putnam Investors Fund         $30,247,002   $30,247,002                             $30,247,002  $30,247,002  $30,247,002
                                         ===========   ===========                             ===========  ===========  ===========

                     The accompanying notes are an integral
                       part of these financial statements.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT




THE NEW YORK TIMES COMPANY:


         I consent to the incorporation by reference in Registration Statement No. 33-50459 on Form S-8 of my report dated June 15, 2001, on my audit of the financial statements and supplemental schedules of the Mechanical Unions Savings Trust as of December 24, 2000 and 1999 and 1998 and for years then ended, which report is included in this Annual Report on Form 11-K.

   /s/ James J. Garrity  CPA
------------------------------------
JAMES J. GARRITY, CPA



Norwood, Massachusetts
June 15, 2001